                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

      (Mark One)

        [ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                       For the fiscal year ended December 31, 2000

                                       OR

         [ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                             Commission File Number
                                     1-6699



                EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                     OF INTERNATIONAL MULTIFOODS CORPORATION
                          110 CHESHIRE LANE, SUITE 300
                           MINNETONKA, MINNESOTA 55305
                        (Full title and address of plan)

                      INTERNATIONAL MULTIFOODS CORPORATION
                          110 CHESHIRE LANE, SUITE 300
                           MINNETONKA, MINNESOTA 55305
      (Name of issuer and address of principal executive offices of issuer)

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION

                 Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the VISA Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the VISA Plan as of December 31, 2000 and 1999, and the changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP




Minneapolis, Minnesota
May 18, 2001

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION


              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                               2000           1999
                                                           -----------    -----------
Investments                                               $ 62,496,619     58,582,031
                                                           -----------    -----------

Receivables:
  Accrued investment income                                    162,650        150,361
  Employer contribution                                         79,841         84,489
  Participant contribution                                     197,827        211,257
                                                           -----------    -----------

           Total receivables                                   440,318        446,107
                                                           -----------    -----------

           Net assets available for plan benefits         $ 62,936,937     59,028,138
                                                           ===========    ===========


See accompanying notes to financial statements.

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION


         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999

                                                                                2000            1999
                                                                            --------------  --------------
Investment income:

    Net appreciation (depreciation) in fair value of investments          $     2,531,341        (874,794)
    Interest                                                                      215,495         145,946
    Dividends                                                                   1,036,844       1,062,310
                                                                            --------------  --------------

                                                                                3,783,680         333,462
                                                                            --------------  --------------

Contributions:
    Participant                                                                 5,595,591       5,340,180
    Employer                                                                    2,189,880       2,015,044
                                                                            --------------  --------------

                                                                                7,785,471       7,355,224
                                                                            --------------  --------------

                Total additions                                                11,569,151       7,688,686
                                                                            --------------  --------------

Distributions                                                                   7,592,959       6,416,550
Administrative expenses                                                            67,393          60,873
                                                                            --------------  --------------

                Total deductions                                                7,660,352       6,477,423
                                                                            --------------  --------------

                Net increase                                                    3,908,799       1,211,263

Net assets available for plan benefits:
    Beginning of year                                                          59,028,138      57,816,875
                                                                            --------------  --------------

    End of year                                                           $    62,936,937      59,028,138
                                                                            ==============  ==============


See accompanying notes to financial statements.

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)   DESCRIPTION OF THE VISA PLAN

      The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") is provided for general information purposes only. For more complete information about the VISA Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

      The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the VISA Plan after one year of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Wells Fargo Bank Minnesota, N.A.), at the direction of the VISA Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transaction entered into must provide that the lender shall be without recourse against the assets of the VISA Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

      The Company and its participating subsidiary corporations (the "Employer") absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The Trustee's fees are also paid out of the trust and are charged against the Members' accounts pro rata based on the account balances. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Members' accounts, although the Employer currently pays such fees and expenses.

      Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's covered pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

      An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.

(2)   ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The VISA Plan's accounting policies conform to generally accepted accounting principles ("GAAP") applied on a consistent basis. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

      (b)   USE OF ESTIMATES

            The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

      (c)   INVESTMENT VALUATION AND INCOME RECOGNITION

            Significant policies related to investments are summarized below:

               The fair value of investments in the Company's common stock is based upon published quotations.

               The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

               Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

               The Member loans are valued at cost, which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

      (d)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

(3)   MEMBER LOANS

      The VISA Plan allows Members to borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

(4)   FORFEITURES AND VESTING

      Members who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated Members are reemployed by the Company within 5 years of termination, such forfeited nonvested portion of the Company's contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company's contributions or reinstate previously forfeited amounts to reemployed Members. Forfeitures to the VISA Plan were $38,424 and $50,264 in 2000 and 1999, respectively.

      The company's contributions vest as shown below:

                 EMPLOYEE'S VESTING SERVICE                  VESTED
                 SINCE JOINING THE COMPANY                 PERCENTAGE
             ----------------------------------            -----------
             1 year but less than 2 years                         20%
             2 years but less than 3 years                        40%
             3 years but less than 4 years                        60%
             4 years but less than 5 years                        80%
             5 years or more                                     100%


      If the Member retires, dies, becomes totally and permanently disabled, or if a Member's employment with the Company is involuntarily terminated due to the destruction, shutdown, or closing of any plant (or such other event as the Board of Directors of the Company deems to be sufficient cause to allow for full vesting), or if the VISA Plan is terminated by the Company, the Member is vested 100%, regardless of the length of Company service.

(5)   INVESTMENT FUNDS

      Members may deposit their contributions in any one of the following investment funds: International Multifoods Stock Fund, Wells Fargo Stable Return Fund, Fidelity Magellan Fund, Vanguard Institutional Index Fund, Vanguard Asset Allocation Fund, T. Rowe Price New Horizons Fund, MetWest Total Return Fund and Janus Worldwide Fund. Contributions can be allocated to funds in increments of 5%. Member contributions and investment balances can be reallocated at anytime. The Employer's contribution is invested 100% in the International Multifoods Stock Fund. Members may reallocate a portion of their Employer's contributions and investment balances only during a special "diversification election period" that occurs as the Member approaches retirement age.

      The Finance and Benefit Investment Committee of the Company's Board of Directors selects the investment funds that will be offered under the VISA Plan. Each of the funds may temporarily hold cash or make short-term investments. The following schedule summarizes the type of investments, which may be made by each of the funds:

                   FUND                                                  DESCRIPTION
--------------------------------------------   ----------------------------------------------------------------
International Multifoods Stock Fund            Invests in the common stock of the Company

Wells Fargo Stable Return Fund                 Collective bank trust that invests in fixed income securities such as contracts with insurance companies and banks

Fidelity Magellan Fund                         Mutual fund that invests in equity securities

Vanguard Institutional Index Fund              Mutual fund that invests in equity securities of companies that make up the Standard and Poor's 500 Composite Stock Price Index

Vanguard Asset Allocation Fund                 Mutual fund that invests in fixed income securities and equity securities

T. Rowe Price New Horizons Fund                Mutual fund that invests in equity securities of young, emerging growth companies

MetWest Total Return Fund                      Mutual fund that invests in fixed income securities such as U.S.
                                               government securities, corporate debt securities, and commercial paper

Janus Worldwide Fund                           Mutual fund that invests in equity securities of foreign and domestic companies

(6)   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.

(7)   DISTRIBUTIONS

      The VISA Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the VISA Plan Administrator. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.

(8)   INCOME TAXES

      The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the VISA Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the VISA Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

      The VISA Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

(9)   INVESTMENTS

      The following represent 5% or more of the net assets available for plan benefits at December 31, 2000 and 1999:

                                                              2000             1999
                                                          -------------    -------------
       International Multifoods Stock Fund:
         Nonparticipant-directed                         $  12,885,489        7,156,843
         Participant directed                                3,379,177        2,485,394
                                                          -------------    -------------
                                                         $  16,264,666        9,642,237
                                                          -------------    -------------

       Wells Fargo Stable Return Fund                    $   6,961,793        6,686,312

       Fidelity Magellan Fund                               13,546,412       15,932,015

       Vanguard Institutional Index Fund                     9,841,870       12,084,895

       Vanguard Asset Allocation Fund                        4,969,818        5,449,743

       Janus Worldwide Fund                                  3,780,738        3,655,608

       T. Rowe Price New Horizons Fund                       3,845,842        2,848,834

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,531,341 in 2000 and depreciated in value by $874,794 in 1999, as follows:

                                                              2000             1999
                                                          -------------    -------------
       Mutual funds                                      $  (3,149,199)       7,476,064
       International Multifoods Stock Fund                   5,680,540       (8,350,858)
                                                          -------------    -------------

                                                         $   2,531,341         (874,794)
                                                          =============    =============

(10)  NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                                                   2000             1999
                                                                               --------------   -------------
        International Multifoods Stock Fund                                   $   12,885,489       7,156,843
        Short-Term Investment Fund                                                   278,474         234,911
        Accrued investment income                                                    128,477         106,017
        Employer contributions receivable                                             79,841          84,489
                                                                               --------------   -------------

             Net assets                                                       $   13,372,281       7,582,260
                                                                               ==============   =============

        Changes in net assets:
          Contributions                                                       $    2,189,880       2,015,044
          Dividends                                                                  482,812         411,855
          Interest                                                                    16,622          16,429
          Net appreciation (depreciation) in fair value of investments             4,341,804      (6,538,317)
        Distributions                                                             (1,208,385)     (1,195,881)
        Administrative expenses                                                       (5,540)         (7,234)
        Transfers to participant-directed investments                                (27,172)        (32,600)
                                                                               --------------   -------------

             Net increase (decrease) in net assets                            $    5,790,021      (5,330,704)
                                                                               ==============   =============

(11)  PARTY-IN-INTEREST TRANSACTIONS

      Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the VISA Plan, Wells Fargo Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the VISA Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.

                                                                      SCHEDULE 1

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION

    Item 27a - Schedule of Assets Held for Investment Purposes at End of Year

                             As of December 31, 2000



        IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF INVESTMENTS,
          LESSOR, OR SIMILAR PARTY                         (NO. OF SHARES)                    COST        FAIR VALUE
----------------------------------------------   -------------------------------------    -------------  --------------
Common stock:
    *International Multifoods Corporation            800,722 shares common stock,
                                                       par value $0.10 per share         $  10,692,884      16,264,666
                                                                                          -------------  --------------

            Total common stock                                                              10,692,884      16,264,666
                                                                                          -------------  --------------

Cash and common trust funds:
    Wells Fargo Bank Minnesota, N.A.:
      *Short-term Investment Fund                    351,503 units                             351,503         351,503
      *Stable Return Fund                            230,111 units                           6,687,909       6,961,793
                                                                                          -------------  --------------

            Total common trust funds                                                         7,039,412       7,313,296
                                                                                          -------------  --------------
Mutual funds:
    Fidelity Magellan Fund                           113,549 units                          15,038,686      13,546,412
    Vanguard Institutional Index Fund                 81,526 units                          10,864,698       9,841,870
    Vanguard Asset Allocation Fund                   209,963 units                           5,013,992       4,969,818
    T. Rowe Price New Horizons Fund                  160,981 units                           4,602,208       3,845,842
    MetWest Total Return Fund                        128,063 units                           1,288,519       1,294,720
    Janus Worldwide Fund                              66,492 units                           5,039,859       3,780,738
                                                                                          -------------  --------------

            Total mutual funds                                                              41,847,962      37,279,400
                                                                                          -------------  --------------

Participant loan fund                              1,639,257 units, interest rates
                                                     ranged from 10.5% to 11.5%              1,639,257       1,639,257
                                                                                          -------------  --------------

            Total investments                                                            $  61,219,515      62,496,619
                                                                                          =============  ==============

*Represents party-in-interest.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                         EMPLOYEES' VOLUNTARY INVESTMENT
                               AND SAVINGS PLAN OF
                      INTERNATIONAL MULTIFOODS CORPORATION

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 2000


Series of transactions (involving one security) which exceed 5% of plan assets.

                                                                   NUMBER OF     NUMBER     PURCHASE      SELLING
     IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET      PURCHASES    OF SALES      PRICE        PRICE
------------------------------------  --------------------------  -----------  ----------  -----------  ----------
*Wells Fargo Bank Minnesota, N.A.     Short-term Investment Fund      113          141     $ 5,089,921   5,054,908
*Wells Fargo Bank Minnesota, N.A.     Stable Return Fund               72          104       7,199,918   7,278,141
 International Multifoods Stock Fund  Common Stock                     20           11       2,314,508   1,091,202
 Fidelity Magellan Fund               Mutual Fund                      75          142       6,781,935   7,183,066
 Janus Worldwide Fund                 Mutual Fund                     124           74       3,624,040   2,396,007
 T. Rowe Price New Horizons Fund      Mutual Fund                     108           80       3,866,879   2,096,786
 Vanguard Institutional Index Fund    Mutual Fund                      60          150       1,952,667   3,056,959


                                       COST OF      NET GAIN
     IDENTITY OF PARTY INVOLVED         ASSET       OR (LOSS)
------------------------------------  -----------  -----------
*Wells Fargo Bank Minnesota, N.A.     5,054,908            --
*Wells Fargo Bank Minnesota, N.A.     6,580,702       697,439
 International Multifoods Stock Fund  1,508,088      (416,886)
 Fidelity Magellan Fund               5,397,664     1,785,402
 Janus Worldwide Fund                 1,900,970       495,037
 T. Rowe Price New Horizons Fund      1,944,885       151,901
 Vanguard Institutional Index Fund    2,550,513       506,446

There were no individual transactions (involving one security) which exceed 5% of plan assets.

*Represents party-in-interest.


See accompanying independent auditors' report.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION




June 19, 2001                      By  /s/ Joyce G. Traver
                                       ----------------------------------------
                                       Joyce G. Traver
                                       Director - Benefits

                                 EXHIBIT INDEX

23       Consent of KPMG LLP.